                                                                 EXHIBIT (a)(10)

NEWS RELEASE

                 Corporate Express, Inc. Announces Extension of
                  Tender Offer for Shares of its Common Stock

Broomfield, Colorado (February 27, 1998) -- Corporate Express, Inc. (Nasdaq:
CEXP) a leading supplier of non-production goods and services to large corporations, announced today that it has extended the expiration date of its Dutch Auction tender offer to purchase up to 35,000,000 shares of its issued and outstanding common stock at a purchase price not greater than $11.50 nor less than $10.00 per share. The tender offer, proration period and withdrawal rights will now expire at 5:00 p.m., New York City time, on Friday, April 10, 1998, unless further extended by the Company. The Company has been informed by the depositary that approximately 1,000,000 shares have been tendered through yesterday and the Company announced that it waived its condition that a minimum of 15,000,000 shares be tendered pursuant to the tender offer. As a result of this waiver, the Company's offer is no longer subject to a minimum number of shares being tendered.

The Company stated that it was extending the tender offer with the advice of counsel since the Company expects to announce its results of operations for its new fiscal year ended January 31, 1998 on or about April 6, 1998, and the Company believes that its shareholders should have this information prior to the expiration of the tender offer. Further, the Company has learned that a number of shareholders experienced delays in receiving the Company's tender offer materials and the Company is concerned that these shareholders may not have sufficient opportunity to review the materials and decide whether to tender their shares.

     The dealer managers for the tender offer are Donaldson, Lufkin & Jenrette Securities Corporation and BT Alex Brown Incorporated and the depositary and information agent is ChaseMellon Shareholder Services, L.L.C.

     The Company currently operates in over 500 locations, including 80 distribution centers, utilizing a fleet of over 10,000 delivery vehicles, and employs approximately 28,000 people in the United States, Canada, the United Kingdom, Ireland, Germany, Switzerland, France, Italy, Australia and New Zealand.

Contact: Rick Roth, VP Corporate Communications (303) 664-3970

To obtain a copy of the news release, call PR Newswire Company News On Call:
(800) 758-5804, Corporate Express Extension Number 103352 or visit our web site at www.corporate-express.com